UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

REQUEST FOR WITHDRAWAL

Date of Request:	November 16, 2007

Amerelite Solutions, Inc.

Nevada	76-0766174
(State or other jurisdiction of incorporation or organization)	(IRS Employer I.D. Number)

3138 W. Clarendon	Phoenix	AZ	85017
(Address of principal executive offices)	(City)	(State)	(Zip)

Securities Act file number to which this form relates: 000-52846

ITEM 1.  Withdrawal of Form 10SB12G.

On October 3, 2007, Amerelite Solutions, Inc.., a Nevada corporation, filed a registration statement, as amended on October 4, 2007, on Form 10SB12G, File No.000-52846, with the Securities and Exchange Commission.  The Board of Directors of Amerilite Solutions, Inc. has determined that it is in the best interest of the company and its shareholders to request a withdrawal of the registration statement on Form 10SB12G, File No. 000-52846, in order to give the company time to respond to Commission comments prior to the Form 10SB12G going effective, at which time the company shall re-file.

Pursuant to the requirements of the Securities Act of 1933, Amerelite Solutions, Inc. has duly caused this Request for Withdrawal to be signed on its behalf by the undersigned in the City of Phoenix, State of Arizona, U.S.A. on the 16th day of Novembert, 2007.

Amerelite Solutions, Inc. By: /s/ Robert L. Knapp Robert L. Knapp, President